EXHIBIT 99.1

Press Release

Angola: Total launches full-field production on Kaombo

with the start-up of the second FPSO

Paris, April 2, 2019 - Total has started up production on Kaombo Sul, the second Floating Production Storage and Offloading (FPSO) unit of the Kaombo project, located on Block 32, 260 kilometers off the coast of Luanda, in water depths ranging from 1,400 to 2,000 meters.

Eight months after its sister ship, Kaombo Norte, came on stream, Kaombo Sul will add 115,000 barrels of oil per day (bopd) and bring the overall production capacity to 230,000 bopd, equivalent to 15% of the country’s production. The associated gas from Kaombo Sul will be exported to the Angola LNG plant, as part of the Group’s commitment to stop routine flaring.

"Leveraging the experience of Kaombo Norte, Kaombo Sul started up in the best possible conditions. This second FPSO stands out as an excellent example of standardization to reduce costs and improve efficiency. Its start-up will contribute to the Group’s cash flow and production growth in 2019 and beyond," stated Arnaud Breuillac, President Exploration & Production at Total. "This achievement demonstrates once again Total’s commitment to Angola, as the Group develops short cycle projects on Block 17 in parallel and prepares to drill an exploration well on Block 48."

The full Kaombo development consists of six fields spread over an area of 800 km2. Gengibre, Gindungo and Caril were connected to the Kaombo Norte FPSO which started up last year, while the three fields, Mostarda, Canela and Louro, have now been connected to Kaombo Sul. (see map)

The project comprises a large subsea system including 59 wells (with over 60% of them already drilled), and two FPSO units which were converted from Very Large Crude Carriers.

Kaombo also sets a new record in terms of local content in Angola as 20% of the 110 million project hours were worked locally.

Total operates Block 32 with a 30% participating interest, along with Sonangol P&P (30%), Sonangol Sinopec International 32 Limited (20%), Esso Exploration & Production Angola (Overseas) Limited (15%) and Galp Energia Overseas Block 32 B.V. (5%).

Total in Angola

Present in Angola since 1953, Total is the country's leading oil operator. Total's production averaged 211,000 barrels of oil equivalent per day in 2018 from Blocks 0, 14, 14K, 17, and 32, as well as Angola LNG.

In addition to the Block 32, which started up production in July 2018 with Kaombo Norte, Total operates Block 17 (with a 40% interest) where investment decisions were taken in 2018 to launch three new satellite projects: Zinia 2, Clov 2 and Dalia 3.

Total is a partner in Blocks 0 (10%), 14 (20%), 14K (36.75%) and 16/06 (65%), as well as in Angola LNG (13.6%), and in different exploration licenses. In 2018, the Group signed a risk service agreement with Sonangol for the deepwater Block 48 exploration license, which Total will operate.

Last year, Total and Sonangol also created a joint venture to develop a network of service stations in Angola, including petroleum product logistics and supply.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

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